UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                                  Commission File No.:  1-31271
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(Check One:)  (  )  Form 10-K  (  ) Form 20-F  (  ) Form 11-K  (X) Form 10-Q
              (  ) Form 10D  (  )  Form N-SAR  (  ) Form N-CSR

For Period Ended: August 31, 2007
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(  )        Transition Report on Form 10-K
(  )        Transition Report on Form 20-F
(  )        Transition Report on Form 11-K
(  )        Transition Report on Form 10-Q
(  )        Transition Report on Form N-SAR

For the Transition Period Ended: _________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification  relates to a portion of the filing checked above,  identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

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Full Name of Registrant:                            ATC Healthcare, Inc.
Former Name if Applicable:
Address of Principal Executive Office
(Street and number):                                1983 Marcus Avenue
City, state, and zip code                           Lake Success, New York 11042

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                                     PART II
                             RULE 12b-25 (b) AND (c)

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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                                    PART III
                                    NARRATIVE

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State below in reasonable  detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR,
N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Company will be delayed in the filing of its Form 10-Q due to the recent resignations and replacements of the Company's Chief Financial Officer and Controller.

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                                     PART IV
                                OTHER INFORMATION

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     (1) Name and  telephone  number  of  person  to  contact  in regard to this notification

         David Kimbell                              (516) 750-1600

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                 (X) Yes ( ) No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 (X) Yes ( ) No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


     We expect to record a slight increase in revenues and an increased loss for the quarter ended August 31, 2007, compared to the quarter ended August 31, 2006. Due to the recent resignations and replacements of our Chief Financial Officer and Controller, a reasonable estimate of our results of operations cannot be made at this time.


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                              ATC HEALTHCARE, INC.
                              --------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


      Date:  October 16, 2007                  By:
                                                  -----------------------
                                                  David Kimbell
                                                  Senior Vice President-Finance,
                                                  Chief Financial Officer and
                                                  Treasurer




INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

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   Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C.1001)

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